UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CATALYST BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

14888D208
(CUSIP Number)

Ying Luo, Ph.D.
Nihonbashi-Honcho YS Bldg. 3rd Floor
2-2-2 Nihonbashi-Honcho, Chuo-ku,
103-0023 Tokyo, Japan
+81-3-6214-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D208

1.	Names of Reporting Persons		GNI Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Japan
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	6,266,521
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	6,266,521
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		6,266,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		16.50%(1)
14.	Type of Reporting Person (See Instructions)		CO

(1) Based on 37,978,142 shares of common stock issued and outstanding as of October 20, 2023.

CUSIP No. 14888D208

1.	Names of Reporting Persons		GNI Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Hong Kong
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		0%(1)
14.	Type of Reporting Person (See Instructions)		CO

(1) Based on 37,978,142 shares of common stock issued and outstanding as of October 20, 2023.

CUSIP No. 14888D208

1.	Names of Reporting Persons		GNI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	6,266,521
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	6,266,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		6,266,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		16.50%(1)
14.	Type of Reporting Person (See Instructions)		CO

(1) Based on 37,978,142 shares of common stock issued and outstanding as of October 20, 2023.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.001 par value (“Common Stock”) of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”), and amends the statement on Schedule 13D filed on January 5, 2023 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”). Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

Item 2.
Identity and Background.

Item 2(a) of the Original Schedule 13D is amended and restated in its entirety as follows:

a.
This Schedule 13D is being filed by GNI Group Ltd., a company incorporated under the laws of Japan with limited liability (“GNI Japan”), GNI Hong Kong Limited, a company incorporated under the laws of Hong Kong with limited liability (“GNI Hong Kong”) and GNI USA, Inc., a Delaware corporation (“GNI USA” and, together with GNI Japan and GNI Hong Kong, the “Reporting Persons”).

Items 2(b) and 2(c) of the Original Schedule 13D are amended by adding the following:

b.	The principal business address of GNI USA is 12730 High Bluff Drive, Suite 250, San Diego, CA 92130.

c.	GNI USA is a wholly-owned subsidiary of GNI Japan.

Item 4.
Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

Pursuant to that certain Share Purchase Agreement, dated as of October 27, 2023, by and between GNI Hong Kong and GNI Group, GNI Hong Kong assigned and transferred to GNI Group all of its right, title and interest in and to all of its shares of Common Stock and all of its shares of Series X Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Convertible Preferred Stock”) in exchange for $ 54,626,653 in the aggregate.

Immediately after such transfer, pursuant to that certain Contribution and Exchange Agreement, dated as of October 27, 2023, by and between GNI Group and GNI USA, GNI Group assigned and transferred to GNI USA all of its right, title and interest in and to all of its shares of Common Stock and of Convertible Preferred Stock in exchange for 17.97 shares of common stock of GNI USA.

GNI USA acquired the shares of Common Stock and of Convertible Preferred Stock as part of a reorganization among related parties in order to consolidate into GNI USA the shares of Common Stock and of Convertible Preferred Stock acquired by GNI Group and GNI Hong Kong in the transactions contemplated by the F351 Agreement.

Item 5.
Interest in Securities of the Issuer.

Item 5(e) of the Original Schedule 13D is amended and restated in its entirety as follows:

e.	Effective as of October 27, 2023, GNI Hong Kong ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 7.
Materials to be Filed as Exhibits.

Exhibit A — Share Purchase Agreement, dated as of October 27, 2023, by and between GNI Group Ltd. and GNI Hong Kong Limited.

Exhibit B — Contribution and Exchange Agreement, dated as of October 27, 2023, by and between GNI Group Ltd. and GNI USA, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023	GNI Group Ltd. /s/ Thomas Eastling By: Thomas Eastling Its: Attorney-in-fact
Dated: October 30, 2023	GNI Hong Kong Limited /s/ Thomas Eastling By: Thomas Eastling Its: Attorney-in-fact
Dated: October 30, 2023	GNI USA, Inc. /s/ Thomas Eastling By: Thomas Eastling Its: Director

Schedule A

MANAGING DIRECTORS AND EXECUTIVE OFFICERS OF GNI USA, INC.

Name and Position	Business Office Address	Present Principal Occupation
Ying Luo, Ph.D.	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku 103-0023 Tokyo, Japan	Director, President and Chief Executive Officer
Thomas Eastling	12730 High Bluff Drive Suite 250 San Diego, CA 92130	Director, Treasurer and Secretary